[LOGO OMITTED]  Koor Industries Ltd.



KOOR INDUSTRIES LTD. ANNOUNCES PRIVATE PLACEMENT OF BONDS AND OPTIONS

ROSH HA'AYIN, Israel - April 10, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, announced today that it has successfully raised 400 million New Israeli Shekels (approximately $91.7 million) in a private placement to local Israeli institutional investors by issuing a combination of 400 million New Israeli Shekels ("NIS") of bonds and 800,000 options.

The issue includes 800 issue packages. Each issue package is comprised of bonds of par value 500,000 NIS and 1000 options. The bonds, bearing annual interest of 3.75% per annum, are linked to the Israeli Consumer Price Index ("CPI"). The interest, also linked to the CPI, will be paid semi-annually on April 30 and October 31 each year. The principal will be repaid on April 30, 2010.

Each option is exercisable through April 30, 2010 for one ordinary share of par value 0.001 NIS at an exercise price of 300 NIS.

The transaction was underwritten by Leader and Co. Investment House and Clal Finance Underwriting Ltd.

Koor intends to request that the shares issued subsequent to the option exercise be registered for trade on the Tel Aviv Stock Exchange.

The intended use-of-proceeds is primarily for the restructuring of Koor's corporate debt.

The private placement, initially intended to raise 250 million NIS, was increased to 400 million NIS due to positive market response.

Commenting on the issue, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "This transaction is in line with our plan to diversify our financial resources, further strengthen our financial position and reduce interest expenses while freeing resources for future investments. "


About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through Tadiran Communications (TASE: TDCM) and the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital ("KCVC"). Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or

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Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd.
Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.